SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __ )

_______________________

MAGUIRE PROPERTIES, INC.
(Name of Issuer)

Series A Preferred Stock, Par Value $.01 per share
(Title of Class of Securities)

559775200
(CUSIP Number of Class
 of Securities)
_______________________

Carolyn Tiffany	David J. Heymann
WRT Realty, L.P.	Post Heymann & Koffler LLP
7 Bulfinch Place	Two Jericho Plaza
Suite 500	Wing A, Suite 211
Boston, Massachusetts 02114	Jericho, New York 11753
(617) 570-4614	(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 559775200	13D	Page 2 of 7

1	NAME OF REPORTING PERSON WRT Realty, L.P. I.R.S. I.D. No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 945,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 945,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 559775200	13D	Page 3 of 7

1	NAME OF REPORTING PERSON Winthrop Realty Trust I.R.S. I.D. No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 945,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 945,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of  Series A Preferred Stock, par value $.01 per share (the “Preferred Stock”) of Maguire Properties, Inc., a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071.

Item 2.  Identity and Background.

(a)           This statement is being filed by WRT Realty, L.P., a Delaware limited partnership (“WRT”), and Winthrop Realty Trust, an Ohio business trust (“Winthrop”).  WRT is the operating partnership of, and wholly-owned by, Winthrop

(b)           The principal business address of both WRT and Winthrop is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

(c)           The principal business of WRT and Winthrop is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property.

(d) and (e)    During the last five years, neither WRT nor Winthrop has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds of Other Consideration.

WRT purchased the 945,000 shares of Preferred Stock for an aggregate purchase price of $1,067,720.  The source of funds to acquire the 945,000 shares of Preferred Stock was provided from the working capital of WRT.

Item 4.  Purpose of Transaction.

The Preferred Stock is a non-voting stock.  WRT has acquired the Preferred Stock reported herein with a view to making a profit on its investment.  In light of its investment objectives, WRT intends to consider appropriate methods of maximizing the value of the Preferred Stock and, to the extent consistent with its investment objectives and preferred stockholder value in general.  However, WRT and Winthrop are subject to a standstill agreement with the Issuer pursuant to which they are not permitted prior to May 7, 2009 to, among other things, (i) acquire voting securities of the Issuer, (ii) enter into a business combination with the Issuer, (iii) make or in any way participate, directly or indirectly in any solicitation of proxies or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, (iv) form, join or in any way participate in a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to voting securities of the Issuer, or (v) otherwise act alone or in concert with others to seek to control or influence the management of the Issuer.

Item 5.  Interest of Securities of the Issuer.

(a)           WRT directly owns 945,000 shares of Preferred Stock representing 9.45% of the total outstanding Preferred Stock.  Winthrop, as the ultimate sole equity owner of WRT, beneficially owns all of the shares of Preferred Stock held by WRT.  The foregoing percentage is based upon 10,000,000 shares of Preferred Stock outstanding which represents the number of shares reported outstanding in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2008.

(b)           WRT and Winthrop have the sole power to vote and dispose of 945,000 shares of Preferred Stock.

(c)           Set forth below is a description of all transactions in Shares that were effected during the past sixty days by WRT.  All such transactions were purchases effected by WRT on the open market.

Date	Number of Shares	Price Per Share
1/16/09	13,000	$2.00
1/21/09	10,000	$1.53
2/26/09	20,000	$1.28
3/03/09	50,000	$0.99
3/04/09	24,000	$0.95
3/05/09	56,000	$0.92
3/06/09	33.200	$0.95
3/09/09	16,800	$0.99
3/11/09	50,000	$1.03
3/12/09	250,000	$1.02
3/13/09	60,000	$1.03
3/16/09	85,000	$1.05

(d)  Not applicable

(e)  Not applicable

Item 6.  Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Except as may otherwise be described in Item 4 hereto, there are no contracts, arrangements, understandings or relationships among Winthrop and WRT and between such persons and any persons with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1.  Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  March 17, 2009

WRT REALTY, L.P.

By:	Winthrop Realty Trust, Its General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner

WINTHROP REALTY TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner

Exhibit 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Series A Preferred Stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of March 17, 2009.

WRT REALTY, L.P.

By:	Winthrop Realty Trust, Its General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner

WINTHROP REALTY TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner